No. 25/06

IAMGOLD ANNOUNCES THE APPOINTMENT OF TWO NEW DIRECTORS

Toronto, Ontario, December 21, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the appointment of Guy Dufresne and Jean-André Élie to the IAMGOLD Board of Directors, effective November 9, 2006. These appointments resulted from the successful completion of the business combination of IAMGOLD and Cambior. Mr. Dufresne and Mr. Élie bring valuable experience and knowledge of the newly acquired assets to the Board.

“We are very pleased to have Mr. Dufresne and Mr. Élie join our Board of Directors,” said William Pugliese, Board Chairman and founding member of IAMGOLD, “We look forward to the contribution they can make toward the future success of IAMGOLD."

In connection with the appointments, the Company also announces the resignation of Robert Quartermain from the Board. Mr. Quartermain has served on the IAMGOLD Board of Directors since 2003, and predecessor companies since 1985.

“It is with regret that we announce this resignation but we understand that the demand on Mr. Quartermain’s time as CEO of Silver Standard Resources has increased,” commented William Pugliese, “We thank him for his long standing service and the guidance he provided to IAMGOLD.”

For further information regarding the Board of Directors, please refer to our website: http://www.iamgold.com/managementdirector.php.

Application for Delisting from the ASX

IAMGOLD also announces its intention to delist from the official list of the ASX Limited (ASX) effective from the close of market on March 30, 2007. Since the completion of the acquisition of Gallery Gold, the CDIs representing IAMGOLD shares that currently trade on the ASX represent less than 1% of IAMGOLD’s issued share capital. Official notice was lodged with the ASX today.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.